Exhibit 99.8
MANAGEMENT’S DISCUSSION AND ANALYSIS
As at June 25, 2010
     The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (formerly Quest Uranium Corporation) (“Quest” or the “Corporation”) for the three-month and six-month periods ended April 30, 2010 should be read in conjunction with the Corporation’s audited financial statements and the related notes as at October 31, 2009. The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.
Forward Looking Statements
     Except for historical information, this contains forward-looking statements relating to, among other things, regulatory compliance, and the sufficiency of current working capital, the estimated cost and availability of funding for the acquisition of properties and the continued exploration and development thereof. Such statements reflect current views of Quest with respect to future events and are subject to certain risks, uncertainties and assumptions. Estimates provided for fiscal 2010 and beyond are based on assumptions of future events and actual results could vary significantly from these estimates. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Corporation.
OVERVIEW
     Quest is a Canadian exploration corporation with a focus on grass roots rare earth and uranium exploration in North America. Quest intends to focus on the acquisition of properties located in good geological settings, with the potential to host large ore bodies. Management is a strong believer in working with prospectors and junior exploration players that offer the Corporation quality, early staged to advanced rare earth and uranium prospects. These assets will be acquired through the development of strategic alliances with companies having mine operating capacity in known rare earth and uranium producing regions in recognition of the inherent exploration strengths of Quest. The Corporation’s management team has a proven track record of involvement in numerous mineral deposit discoveries over the past 40 years.
     Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical, geochemical techniques to search for buried ore deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms to share exploration risk and benefits from its partner’s capabilities in mine development and production.
     The Corporation’s shares are listed for trading on the TSX Venture Exchange under the trading symbol QRM (formerly QUC). Additional information for Quest can be found on SEDAR (www.sedar.com) and on Quest’s web site (www.questrareminerals.com).
RECENT DEVELOPMENTS
     The name of the Corporation was recently changed to Quest Rare Minerals Ltd. upon a shareholder acceptance vote held during the Annual General Meeting in Toronto, Ontario on April 20, 2010. Under a new TSX Venture Exchange trading symbol, “QRM”, the new name better reflects the change in the commodity focus of Quest’s exploration project investments.

     In late March, Quest was invited by the Québec Government to participate in a meeting held in Québec City to present the concept of the “Plan du Nord” or “Northern Plan”. The plan is intended to provide both business development and infrastructure improvements in support of all economic development opportunities north of the 49th degree parallel. Quest presented its Strange Lake rare earth project as being eligible for support under the Government’s plan in that it is in an advanced, pre-development exploration phase and has the potential of becoming an important source of critically-needed heavy rare earths for world markets. Additional meetings with Quebec Government representatives of the Ministries responsible for the execution of the Plan will be undertaken throughout the summer prior to official launch of the initiative, expected in the fall of 2010.
QUÉBEC AND LABRADOR PROJECTS
Strange Lake Rare Earth Project, Québec
     The Strange Lake property comprises a total of 1,333 claims, of which 330 claims are located in Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voiseys Bay Nickel-Copper-Cobalt Mine, covers an area of 54,000 hectares (see Figure 1).
Figure 1 — Property Location Map, Quest Rare Earth Projects, Québec and Labrador
Overview
     During the quarter, work on Quest’s Strange Lake project comprised of activities related to the preparation and delivery of the National Instrument 43-101 Preliminary Resource Estimate of the B-Zone rare earth deposit by Wardrop Engineering Inc. In addition, logistical planning related to Quest’s construction of a winterized exploration camp at Lake Brisson, 2010 exploration planning, project data management and QA-QC for drilling and field data collected in 2009 was also advanced.
     As a critical part of Quest’s economic assessment of the B-Zone Rare Earth deposit, metallurgical test work on a one-tonne bulk sample collected from the zone during last season’s exploration program commenced. To date mineralogical studies of the deposit were completed as well as determination of a pre-concentration method to optimally recover rare earths from B-Zone mineralization.

Current Work
     During this quarter, Wardrop was actively preparing the B Zone 43-101 resource estimate for Quest. Quest worked closely with Wardrop staff to provide up to date, accurate geochemical databases from 2009 diamond drilling and related drill log databases. Furthermore, extensive contributions were made in generating written the components of the 43-101 documents and in generating many of the figures contained within this document. Upon completion of data compilation and QAQC, extensive 2D and 3D modeling of the B Zone geochemical data and 3D modeling of the pegmatite lithologies within the Strange Lake Alkali Complex (SLAC) was completed for internal and external documents. The results of the 43-101 were tabled on April 16th, 2010 (see Table 1) and indicated that, at a 0.85% total rare earth oxides (TREO) cut-off grade, the B Zone contains an inferred resource of close to 115 Mt at 1.0% TREO. Furthermore, this resource calculation demonstrated the extremely heavy rare earth oxide (HREO) rich nature of the B Zone , determined to be is 43% HREO and that the percentage of HREO content increases with increasing percent TREO.
TABLE 1
Inferred Resource Estimate for the Strange Lake B Zone Deposit.

TREO%	Tonnes		Proportion of HREO
Cut-off	(x000 t)	TREO%*	in TREO%	ZrO2%	Nb2O5%	HfO2%	F%	BeO%
1.20	11,809	1.354	51	2.097	0.291	0.055	0.908	0.129
1.10	21,757	1.260	50	2.101	0.272	0.056	0.861	0.119
1.00	40,388	1.161	47	2.069	0.248	0.056	0.842	0.108
0.95	54,560	1.112	46	2.051	0.236	0.055	0.818	1.100
0.90	82,541	1.048	44	2.008	0.220	0.054	0.773	0.090
0.85	114,823	0.999	43	1.973	0.208	0.053	0.729	0.082
0.80	133,654	0.975	43	1.957	0.203	0.053	0.705	0.078
0.70	137,639	0.970	43	1.955	0.202	0.053	0.697	0.077

*	Includes Y2O3
Notes:

1.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

2.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

3.	Wardrop considers a base case cut-off grade of 0.85% TREO to be reasonable in the absence of metallurgical data and economic parameters (i.e. operating costs).

4.	average specific gravity of 2.72 g/cc

5.	The resource estimate has been classified as an Inferred Resource for this reason and for the relatively wide-spaced sample support within the current outlined deposit.

6.	Resource Estimate is based on:
•	A database of 19 drill holes totalling 3,905.3m of diamond drilling where samples were composited on 2m lengths.

•	Specific gravity (SG) used the overall mean of 2.72 g/cc from 80 SG readings

•	Geological model bounded by 0.9% TREO limit above and below the deposit

•	Block model was estimated by Ordinary Kriging interpolation method on blocks 40m x 40m x 10m.

•	Resource Estimate assumes 100% recovery as metallurgical results are pending.
     Quest conducted an extensive review of its current exploration claim holdings on the Strange Lake project for both those that would become due in early- to mid-2010 and for those that have had sufficient work credits necessary to renew them was completed. This review lead to recommendations to retain all claims that are directly related to the SLAC and to drop several blocks of claims that are deemed uneconomic for both uranium and rare earth mineralization and that are not in the vicinity of the SLAC, resulting in a greater focus of Quest exploration expenditures on high-potential rare earth target areas.

     In addition, data interpretation was ongoing and will be used to support the initial 2010 Strange Lake surface and drilling exploration program planning. Quest was successful in hiring additional geological and geotechnical staff to support the 2010 Strange Lake exploration program.
Future Exploration Activities
     The 2010 Strange Lake exploration program will significantly expand the level of activity of the 2009 program. Planned exploration includes the collection of a larger bulk sample; additional metallurgical testing and mineralogical assessment; additional diamond drilling comprising up to 15,000 m, using three drill rigs, is envisioned. Of the total amount of drilling, a full 13,000 m will focus on improving the quality of the resource definition of known B-Zone mineralization, from Inferred to Indicated, and further expansion of the B Zone Inferred resource. A total of 2,000 m of exploratory drilling at the Main Zone, SLG, B East and the A Zone areas will also be undertaken by a forth drill machine to assess the resource potential of these new areas. A supplementary resource calculation by Wardrop will also be undertaken in late 2010.
Misery Lake Project, Québec
     The Misery Lake Property, which straddles the Québec and Labrador border, consists of a single claim block comprising 1,776 claims of which 136 claims occur in Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 79,407 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest exploration crews in August 2007 when reconnaissance bedrock sampling over an unusual regional magnetic feature returned grab sample results of up to 27% iron oxide (Fe2O3), 1.2% phosphate (P2O5), 1.5% titanium oxide (TiO2) and 2.25% TREO. A total of 120 claims were staked in Québec to cover the anomalous feature in September 2007. During 2009, further reconnaissance evaluation over this large concentric magnetic feature led to the discovery of a large, rare earth bearing alkali intrusive complex. The ring feature is characterized as a 6-km diameter, compositionally-zoned ultramafic to granitic alkali intrusive complex, herein called the Misery Lake Alkali Complex. Following very positive results during the 2009 exploration program, 1,656 additional claims were staked in the area. The Misery Lake geology is analogous to the Lovozero and Khibina Peralkaline Complexes in Russia, the country’s primary producing areas for rare earths, niobium, tantalum, phosphate and zirconium.
Overview
     Work on the Misery Lake project consisted of logistics, planning, and compilation of all available Data into a GIS format.
Current Work
     During the quarter several logistical elements were looked at, such as: the rental of a camp near the Misery Lake Project; the airline contractor to transport the fuel and the camp material; the contractors in charge to carry out the prospecting, the mapping, the till survey, and finally the drilling program. In addition, data collection and data acquisition were ongoing and were used to build a complete GIS of the project.
Future Exploration Activities
     Given the success of the reconnaissance work at Misery Lake, Quest plans to considerably expand the scope of exploration on the property in 2010. A program of prospecting, geological mapping and regional till geochemical sampling is currently envisaged. This work will be followed by a 1,500 m diamond drilling program to test several high-priority geological and geochemical targets identified from our field work at Misery Lake and any significant new targets identified on Quest’s recently-staked claims to the south.
     As well, the Quebec Government released data from a large airborne geophysical survey covering the full extent of the Misery Lake property. The detailed magnetic and radiometric survey was flown at 200 m line spacings and will be incorporated with Quest’s existing airborne survey data to guide reconnaissance exploration crews throughout the summer program.
Nanuk Project, Québec
     The Nanuk Property consists of a single claim block comprising 792 claims, covering 44,127 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project. Four significant areas of bedrock mineralization, covering an area of 1 km wide by 4 km long, had been identified on the property since its acquisition. This good continuity of uranium mineralization is associated to a sequence of tightly folded, medium to coarse grained, leucogranite horizons with biotite. Previous prospecting, bedrock channel sampling and drilling revealed good vertical and lateral continuity to the mineralization.
Overview
     A total of 192 claims were dropped on the Nanuk Property. Due to insufficient credits and also to the lack of geochemical anomalies, favourable geology and geophysical anomalies, and the lack of positive results from the prospecting it was recommended to drop all those claims.
Future Exploration Activities
No work is currently being considered for this project in 2010
NEW PROJECTS
Ramusio Rare Earth Project, Québec
Overview
     During March, a total of 94 claims were staked to cover the southwestern part of a combined circular magnetic feature and the head of an eTh radiometric and rare earth geochemical anomaly south of our Misery Lake Project.
Current Work
     This circular magnetic feature host some strong eTh radiometric anomalies and is located 50 km south from our Misery Lake Project and straddles the Quebec and Labrador border. Very similar features as observed at our Strange Lake and Misery Lake project are encountered here and suggest a good potential to find rare earth elements.
Future Exploration Activities
     A prospecting program will be planned for this summer in conjunction with our Misery Lake exploration, due to proximity of the properties.

Alterra Strange Lake Option Property Agreement, Labrador
     Quest initiated negotiations in the Quarter to acquire a participation in a rare earth property adjacent to Quest’s Strange Lake, Québec claims. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence (see Figure 2).
     On June 15th, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (SMY: TSX-V) and Alterra Resources Inc., a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in Western Labrador in the Province of Newfoundland and Labrador, which agreement remains subject to the satisfaction of certain conditions, including the approval of the TSX Venture Exchange.
Figure 2 - Alterra Strange Lake Option Property Location Map, Labrador
     Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary of exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

Qualified Persons
     Peter Cashin, President & CEO, P. Geo. is the Qualified Person for Quest and was responsible for the exploration project information presented in this document. Mr. Cashin has read and approved the disclosure of the technical information.
     Tim Maunula, P.Geo., Chief Geologist with Wardrop Engineering Inc., is the Qualified Person responsible for the mineral resource estimate summarized in this document. The effective date of the resource estimate is April 5, 2010.
Results of Operations
Three-month period ended April 30, 2010 compared with three-month period ended April 30, 2009
For the three-month ended April 30, 2010, the Corporation reported a net loss of $1,717,477 or
($0.042) basic and fully diluted per share compared to a net loss of $141,929 or ($0.005) basic and fully diluted per share for the three-month period ended April 30, 2009.
     Revenue, consisting of interest earned on funds on deposit, totaled $1,137 at April 30, 2010 as compared to $1,247 at April 30, 2009. The decrease of $110 was as a result of the significant reduction in interest rates partially offset by substantially higher funds on deposit for the three-month ended April 30, 2010 when compared to the three-month period ended April 30, 2009. No marketable securities were sold during the three-month periods ended April 30, 2010 and April 30, 2009.
     The cost of mining properties and deferred costs are capitalized until the results of the projects are known. If a project is successful, the related expenditures will be amortized over a period of years pro-rata to anticipated income. If a project is abandoned or if a permanent drop in value for a property is recognized, the related expenditures will be written off. The disposal and write-down of mining properties and deferred costs for the three-month period ended April 30, 2010 were $162,993 ($25,038 — April 30, 2009). In accordance Section 3855 of the CICA handbook, marketable securities are carried at fair market value at April 30, 2010. As the market value of the marketable securities was $33,000 at April 30, 2010 ($18,000 — April 30, 2009), the Corporation recorded a loss on adjustment of value of marketable securities in the amount of $27,000 compared to a gain on adjustment of value of marketable securities in the amount of $14,000 for the three-month period ended April 30, 2009. Stock option compensation expenses for the three-month period ended April 30, 2010 totaled $1,226,610 ($3,349 — April 30, 2009). The significant portion of the increase in stock option compensation expenses of $1,223,261 resulted from the immediate vesting of the stock options granted in March 2010 of $1,078,102 and $114,176 representing the three-month expense related to the stock options granted between May 1 and October 31, 2009 which vest over an eighteen month period. Interest expenses related to the Part Xll.6 tax as a consequence of the look-back rule totaled $6,029 compared to $32,309 for the three-month period ended April 30, 2009. As no flow-through shares were issued during the three-month periods ended April 30, 2010 and 2009, the recovery of income taxes renounced to investors on flow-through shares issued during the period was $Nil. Expenses excluding disposal and write-down of mining properties and deferred costs, loss (gain) on adjustment of value of marketable securities, stock-based compensation and interest totaled $295,982 compared to $96,480 for the three-month period ended April 30, 2009. Professional fees totaled $67,994 for the three-month period ended April 30, 2010 compared to $16,683 for the three-month period ended April 30, 2009. The increase of $51,311 related mainly to higher legal professional services provided to the Corporation during the period including the corporate and regulatory changes associated with the corporate name change of Quest Uranium Corporation to Quest Rare Minerals Ltd. to reflect the significant evolution that Quest has experienced over the past twelve months and preparation and filing of the annual meeting documents. Filing costs and shareholders’ information increased by $135,056 to $189,862 compared to $54,806 at April 30, 2009 and related mainly to higher investor relations and advertising and promotion related activities including the exhibiting and attendance at investment conferences of $75,000 and $57,047 in higher costs associated with the Annual Shareholders’ Meeting which was held in Toronto in April 2010 (Montreal — April 2009). Administrative expenses and others increased by $13,135 to $38,126 from $24,991 at April 30, 2009. The increase of $13,135 consisted mainly of: $3,591 as a result of an increase in office personnel; $7,814 incurred for educational and training activities; and $1,730 in higher office related costs.
Three-month period ended April 30, 2009 compared with three-month period ended April 30, 2008
     For the three-month ended April 30, 2009, the Corporation reported a net loss of $141,929 or $0.005 basic and fully diluted per share compared to a net loss of $202,506 or $0.010 basic and fully diluted per share for the three-month period ended April 30, 2008.
     Revenue, consisting of interest earned on funds on deposit, totaled $1,247 at April 30, 2009 as compared to $17,783 at April 30, 2008. The decrease of $16,536 was as a result of lower funds on deposit during the three-month period combined with the significant reduction in interest rates. No marketable securities were sold during the three-month periods ended April 30, 2009 and April 30, 2008.
     The cost of mining properties and deferred costs are capitalized until the results of the projects are known. If a project is successful, the related expenditures will be amortized over a period of years pro-rata to anticipated income. If a project is abandoned or if a permanent drop in value for a property is recognized, the related expenditures will be written off. The disposal and write-down of mining properties and deferred costs for the three-month period ended April 30, 2009 were $25,038 ($220,202 — April 30, 2008). In accordance Section 3855 of the CICA handbook, marketable securities are carried at fair market value at April 30, 2009. As the market value of the marketable securities was $18,000 at April 30, 2009, the Corporation recorded a gain on adjustment of value of marketable securities in the amount of $14,000. The Corporation did not have any marketable securities at April 30, 2008. Stock option compensation expenses for the three-month period ended April 30, 2009 totaled $3,349 ($Nil — April 30, 2008). Interest expenses related to the Part Xll.6 tax as a consequence of the look-back rule totaled $32,309 ($Nil — April 30, 2008). The recovery of income taxes renounced to investors on flow-through shares issued during the period totaled $Nil ($350,803 — April 30, 2008). Expenses excluding the disposal and write-down of mining properties and deferred costs, gain on adjustment of value of marketable securities, stock-based compensation and interest totaled $96,480 compared to $99,653 for the three-month period ended April 30, 2008. Professional fees totaled $16,683 for the three-month period ended April 30, 2009 compared to $13,344 for the three-month period ended April 30, 2008. The increase of $3,339 related mainly to higher legal fees of $5,339 due to the increased activity during the period offset by a reduction in financial consulting services in the amount of $2,000. Filing costs and shareholders’ information decreased by $16,233 to $54,806 at April 30, 2009 compared $71,039 at April 30, 2008. The decrease of $16,233 consisted of: $7,577 in lower listing and regulatory filing fees; a reduction of $15,070 in advertising, promotion and investor relation activities offset by an increase of $6,414 related to the expenses related to the annual meeting. Administrative expenses and others increased by $9,721 to $24,991 at April 30, 2009 from $15,270 at April 30, 2008. The increase of $9,721 consisted mainly of: $15,066 in higher office salaries and related office costs; an increase of $155 for Directors and Officers liability insurance offset by a reduction of $5,500 as a result of a revised agreement with a related corporation for the sharing of its office and personnel.

Six-month period ended April 30, 2010 compared with six-month period ended April 30, 2009
     For the six-month ended April 30, 2010, the Corporation reported a net loss of $2,141,848 or $0.053 basic and fully diluted per share compared to a net loss of $115,006 or $0.004 basic and fully diluted per share for the six-month period ended April 30, 2009.
     Revenue, consisting of interest earned on funds on deposit, totaled $6,163 at April 30, 2010 as compared to $2,507 at April 30, 2009. The increase of $3,656 was as a result of substantially higher funds on deposit partially offset by the significant reduction in interest rates for the six-month ended April 30, 2010 when compared to the six-month period ended April 30, 2009. No marketable securities were sold during the six-month periods ended April 30, 2010 and 2009.
     The cost of mining properties and deferred costs are capitalized until the results of the projects are known. If a project is successful, the related expenditures will be amortized over a period of years pro-rata to anticipated income. If a project is abandoned or if a permanent drop in value for a property is recognized, the related expenditures will be written off. The disposal and write-down of mining properties and deferred costs for the six-month period ended April 30, 2010 were $162,993 ($27,826 — April 30, 2009). In accordance Section 3855 of the CICA handbook, marketable securities are carried at fair market value at April 30, 2010. As the market value of the marketable securities was $33,000 at April 30, 2010 ($18,000 — April 30, 2009), the Corporation recorded a loss on adjustment of value of marketable securities in the amount of $17,000 compared to a gain on adjustment of value of marketable securities in the amount of $10,000 for the six-month period ended April 30, 2009. Stock option compensation expenses for the six-month period ended April 30, 2010 totaled $1,404,175 ($168,628 — April 30, 2009). The significant portion of the increase in stock option compensation expenses of $1,235,547 resulted from the immediate vesting of the stock options granted in March 2010 of $1,078,102. Interest expenses related to the Part Xll.6 tax as a consequence of the look-back rule totaled $6,029 ($32,309 — April 30, 2009). As no flow-through shares were issued during the six-month period ended April 30, 2010, the recovery of income taxes renounced to investors on flow-through shares issued during the period was $Nil ($256,000 — April 30, 2009). Expenses excluding the disposal and write-down of mining properties and deferred costs, loss (gain) on adjustment of value of marketable securities, stock-based compensation and interest totaled $557,814 compared to $154,750 for the six-month period ended April 30, 2009. Professional fees totaled $108,471 for the six-month period ended April 30, 2010 compared to $31,257 for the six-month period ended April 30, 2009. Included in the increase of $77,214 were higher legal fees of $50,392, related mainly to higher legal professional services provided to the Corporation during the period including the corporate and regulatory changes associated with the corporate name change of Quest Uranium Corporation to Quest Rare Minerals Ltd. to reflect the significant evolution that Quest has experienced over the past twelve months and preparation and filing of the annual meeting documents and higher consulting fees of $26,822. Filing costs and shareholders’ information increased by $256,890 to $334,842 at April 30, 2010 compared $77,952 at April 30, 2009. The increase of $256,890 was mainly due to higher investor relations and advertising and promotion related activities including the exhibiting and attendance at investment conferences of $195,453 and $57,047 in higher costs related to Quest’s Annual Shareholders’ Meeting which was held in Toronto in April 2010 (Montreal — April 2009) and $4,390 in higher stock transfer and listing fees. Administrative expenses and others increased by $68,960 to $114,501 at April 30, 2009 from $45,541 at April 30, 2009. The increase of $68,960 consisted mainly of: $35,548 in higher office salaries; $26,392 in additional education and training costs; and $7,020 in more office-related costs.
Six-month period ended April 30, 2009 compared with six-month period ended April 30, 2008
     For the six-month ended April 30, 2009, the Corporation reported a net loss of $115,006 or $0.004 basic and fully diluted per share compared to a net loss of $214,228 or $0.014 basic and fully diluted per share for the six-month period ended April 30, 2008.

     Revenue, consisting of interest earned on funds on deposit, totaled $2,507 at April 30, 2009 as compared to $21,052 at April 30, 2008. The decrease of $18,545 was as a result of lower funds on deposit during the six-month period combined with the significant reduction in interest rates. No marketable securities were sold during the six-month period ended April 30, 2009.
     The cost of mining properties and deferred costs are capitalized until the results of the projects are known. If a project is successful, the related expenditures will be amortized over a period of years pro-rata to anticipated income. If a project is abandoned or if a permanent drop in value for a property is recognized, the related expenditures will be written off. The disposal and write-down of mining properties and deferred costs for the six-month period ended April 30, 2009 were $27,826 ($234,396 — April 30, 2008). In accordance Section 3855 of the CICA handbook, marketable securities are carried at fair market value at April 30, 2009. As the market value of the marketable securities was $18,000 at April 30, 2009, the Corporation recorded a gain on adjustment of value of marketable securities in the amount of $10,000. The Corporation did not have any marketable securities at April 30, 2008. Stock option compensation expenses for the six-month period ended April 30, 2009 totaled $168,628 ($Nil — April 30, 2008). Interest expenses related to the Part Xll.6 tax as a consequence of the look-back rule totaled $32,309 ($Nil — April 30, 2008). The recovery of income taxes renounced to investors on flow-through shares issued during the period totaled $256,000 ($432,086 — April 30, 2008). Expenses excluding the disposal and write-down of mining properties and deferred costs, gain on adjustment of value of marketable securities, stock-based compensation and interest totaled $154,750 compared to $181,733 for the six-month period ended April 30, 2008. Professional fees totaled $31,257 for the six-month period ended April 30, 2009 compared to $31,834 for the six-month period ended April 30, 2008. The decrease of $577 related to higher legal fees of $7,423 due to the increased activity during the period offset by a reduction in financial consulting services in the amount of $8,000. Filing costs and shareholders’ information decreased by $53,151 to $77,952 at April 30, 2009 compared $131,103 at April 30, 2008. The decrease of $53,151 consisted of: $45,459 in lower listing and regulatory filing fees; a reduction of $11,612 in advertising, promotion and investor relation activities and $2,852 with respect to the initial share distribution offset by an increase of $6,772 related to the expenses related to the annual meeting. Administrative expenses and others increased by $26,745 to $45,541 at April 30, 2009 from $18,796 at April 30, 2008. The increase of $26,745 consisted mainly of: $21,850 in higher office salaries and related office costs; an increase of $3,895 for Directors and Officers liability insurance and an increase of $1,000 as a result of a revised agreement with a related corporation for the sharing of its office and personnel.
Summary of Quarterly Results
     The following table presents unaudited financial information for the eight of the most recently completed financial quarters:

	2010		2009				2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Revenue	1,137	5,026	352	221	1,247	1,260	74,844	33,497
Net income (loss)	(1,717,477)	(424,371)	(872,072)	(631,656)	(141,929)	26,923	54,779	(259,451)
Basic net income (loss) per share	(0.042)	(0.011)	(0.029)	(0.020)	(0.005)	0.001	0.003	(0.012)
Fully diluted net income (loss) per share	(0.042)	(0.011)	(0.029)	(0.020)	(0.005)	0.001	0.003	(0.012)
     The Corporation has no dividend policy and has no intention of developing a dividend policy in the foreseeable future. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Liquidity
Six-month period ended April 30, 2010 compared with six-month period ended April 30, 2009
     At April 30, 2010, the Corporation maintained a cash or equivalent position of $4,471,468 ($505,217 at April 30, 2009) and working capital of $4,857,708 ($392,264 at April, 2009). The Corporation has no long-term debt. Management is of the opinion that the current cash position is sufficient to meet current commitments. Full development of some mineral properties would require substantially more financial resources. Traditionally, the Corporation has been able to rely on its ability to raise financing in public and private negotiated equity offerings. The Corporation may also advance the development of mineral properties through joint-venture participation.
     For the six-month period ended April 30, 2010, Quest raised a total of $1,164,609 on the exercise of stock options and warrants compared to a total $Nil for the six-month period ended April 30, 2009. Quest did not raise any funds through private placements during the six-month period ended April 30, 2010 as compared to a total $800,000 through two (2) private placements ($800,000 flow-through amount) for the six-month period ended April 30, 2009. Issue costs totaled $4,573 for the six-month period ended April 30, 2010 ($50,083 — April 30, 2009).
Six-month period ended April 30, 2009 compared with six-month period ended April 30, 2008
     At April 30, 2009, the Corporation maintained a cash or equivalent position of $505,217 ($1,679,471 at April 30, 2008) and working capital of $392,264 ($1,592,260 at April, 2008). The Corporation has no long-term debt. Management is of the opinion that the current cash position is sufficient to meet current commitments. Full development of some mineral properties would require substantially more financial resources. Traditionally, the Corporation has been able to rely on its ability to raise financing in public and private negotiated equity offerings. The Corporation may also advance the development of mineral properties through joint-venture participation.
     For the six-month period ended April 30, 2009, Quest raised a total $800,000 through two (2) private placements ($800,000 flow-through amount) compared to a total $2,438,700 consisting of $1,500,300 through one (1) private placement ($1,350,270 flow-through amount and $150,030 in common shares amount) and $938,400 in common shares through a rights offering for the six-month period ended April 30, 2009. Issue costs related to the financings totaled $50,083 for the six-month period ended April 30, 2009 ($146,214 — April 30, 2008).

Mining Properties and Deferred Costs

			Proceeds	(Write-off
	October 31,		from option	Disposal or	April 30,
	2009	Expenditures	agreements	Grant)	2010
	$	$	$	$	$
QUEBEC
George River
Acquisition	1,601,385	—	—	—	1,601,385
Exploration	594,309	—	—	—	594,309

Stewart Lake
Acquisition	42,113	—	—	—	42,113
Exploration	50,264	9,408	—	—	59,672

Nanuk
Acquisition	19,300	19,524	—	—	38,824
Exploration	317,055	7,411	—	—	324,466

Misery Lake
Acquisition	137,276	44,182	—	—	181,458
Exploration	192,674	212,166	—	—	404,840

Strange Lake
Acquisition	24,580	53,114	—	—	77,694
Exploration	1,940,927	702,056	—	—	2,642,983

General
Acquisition	3,600	—	—	—	3,600
Exploration	161,823	5,381	—	(80,563)	86,641

	5,085,306	1,053,242	—	(80,563)	6,057,985

NEWFOUNDLAND/LABRADOR
Strange Lake
Acquisition	155,889	—	—	—	155,889
Exploration	186,368	2,894	—	—	189,262

Misery Lake
Acquisition	—	—	—	—	—
Exploration	—	478	—	—	478

General
Acquisition	—	—	—	—	—
Exploration	41	8,704	—	(8,745)	—
	342,298	12,076	—	(8,745)	345,629

ONTARIO
Kenora North
Acquisition	62,644	—	—	—	62,644
Exploration	106,889	4,544	—	—	111,433

Snook Lake
Acquisition	16,284	—	—	—	16,284
Exploration	19,618	497	—	—	20,115

General
Acquisition	—	—	—	—	—
Exploration	71,380	940	—	(72,320)	—

	276,815	5,981	—	(72,320)	210,476

Mining Properties and Deferred Costs (Cont’d)

			Proceeds	(Write-off
	October 31,		from option	Disposal or	April 30,
	2009	Expenditures	agreements	Grant)	2010
	$	$	$	$	$
NEW BRUNSWICK
Plaster Rock
Acquisition	89,662	788	—	—	90,450
Exploration	10,660	26,706	—	3,855	41,221

General
Acquisition	—	—	—	—	—
Exploration	—	1,365	—	(1,365)	—

	100,322	28,859	—	2,490	131,671

Canadian Properties	5,804,741	1,100,158	—	(159,138)	6,745,761

Stock-Based Compensation	78,033	227,821	—	—	305,854

	5,882,774	1,327,979	—	(159,138)	7,051,615
     For the six-month period ended April 30, 2010, the Corporation incurred exploration expenditures totaling $986,406 of which $936,424 was incurred in Quebec; $5,982 in Ontario; $31,925 in New Brunswick and $12,075 in Newfoundland and Labrador. The exploration expenditures incurred in Canada were funded through the amount raised from Quest’s private placement equity financings and stock option and warrant exercises.
Related Party Transactions
     All related party transactions are in normal course of operations and are measured at the exchange value which is the amount of consideration established and agreed to by the related parties.
(i)	The Corporation retained the services of certain members of the board of directors of the Corporation to carry out work on its exploration projects and administrative duties. For the six-month period ended April 30, 2010, the total amount of such services was $87,550 ($79,050 — April 30, 2009).

(ii)	For the six-month period ended April 30, 2010, the Corporation incurred fees of $74,192 (2009 — $27,005) to a law firm in which a director of the Corporation is a partner.

(iii)	The related corporation charged an aggregate amount of $4,500 (2009 — $46,312) for administrative costs and services, shared office expenses and mining properties costs paid on behalf of Quest.

(iv)	Due to related corporation represents the net amount of charges for exploration and administrative expenses between Quest and Freewest Resources Canada Inc.

(v)	Amounts due to related parties are non-interest bearing with no specific terms of repayment. Certain directors and shareholders of the Corporation are also directors, officers and shareholders of the related corporation.

ADMINISTRATIVE EXPENSES AND OTHERS
     The table below details the amounts included in Administrative expenses and others of $114,501 for the six-month period ended April 30, 2010 ($45,541 — April 30, 2009):

	April 30,	April 30,
	2010	2009
	$	$
Office Expenses
Salaries	52,930	17,383
Education and Training	29,638	3,246
Head Office	9,000	11,000
Office Supplies and Other	14,099	6,408
Directors and Officers Insurance	7,343	7,365
Bank Charges	1,069	902
Foreign Exchange	422	(763)

	114,501	45,541
CAPITAL STOCK
a)	The authorized and issued capital stock of the Corporation consists of the following: Authorized: An unlimited number of no par value common shares.

	Number
	of Shares	Amount
	#	$
Issued:

Balance at beginning, October 31, 2009 (audited)	39,938,319	12,515,887

Issuance of shares for stock options and warrants	2,523,588	1,442,863

Balance at April 30, 2010 (unaudited)	42,461,907	13,958,750

Issuance of shares for stock options and warrants	1,192,165	523,587

Balance at end, June 25, 2010 (unaudited)	43,654,072	14,482,337

CAPITAL STOCK (Cont’d)
b) Stock option plan

		Weighted
		Average
	Number of	Exercise
	Options	Price
	#	$
Balance at beginning October 31, 2009 (audited)	3,466,668	0.36

Granted	590,000	2.57
Exercised	(118,188)	0.24

Balance at April 30, 2010 (unaudited)	3,938,480	0.70

Exercised	(64,445)	0.10

Balance at end, June 25, 2010 (unaudited)	3,874,035	0.71

Accounting for the stock-based compensation plan
The fair value of the 1,800,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.96%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.31
The expenses related to the 1,800,000 stock options granted at $0.15 per option to directors, officers and consultants on January 11, 2008 were $495,841 classified under the “Administration - Expenses” and $61,980 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $165,280 was recorded as administration expenses and $20,660 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $330,561 was recorded as administration expenses and $41,320 was recorded as mining properties and deferred costs.
The fair value of the 35,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.45%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.16
The expenses related to the 35,000 stock options granted at $0.15 per option to employees on February 25, 2008 were $Nil classified under the “Administration — Expenses” and $5,528 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $Nil was recorded as administration expenses and $1,843 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $Nil was recorded as administration expenses and $3,685 was recorded as mining properties and deferred costs.

Accounting for the stock-based compensation plan (cont’d)
The fair value of the 60,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.12%
Expected volatility	89%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.03
The expenses related to the 60,000 stock options granted at $0.10 per option to employees on October 28, 2008 were $Nil classified under the “Administration — Expenses” and $2,000 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2008, the fair value of $Nil was recorded as administration expenses and $217 was recorded as mining properties and deferred costs. In fiscal 2009, the fair value of $Nil was recorded as administration expenses and $1,597 was recorded as mining properties and deferred costs. For the six-month period ended April 30, 2010, the fair value of $Nil was recorded as administration expenses and $186 was recorded as mining properties and deferred costs.
The fair value of the 600,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.96%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.018
The expenses related to the 600,000 stock options granted at $0.10 per option to directors and officers on February 12, 2009 were $10,955 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $8,215 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the six-month period ended April 30, 2010, the fair value of $2,130 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 25,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.69%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.029
The expenses related to the 25,000 stock options granted at $0.10 per option to employees on April 23, 2009 were $730 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $480 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the six-month period ended April 30, 2010, the fair value of $182 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.

Accounting for the stock-based compensation plan (cont’d)
The fair value of the 420,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.44%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.215
The expenses related to the 420,000 stock options granted at $0.305 per option to consultants on July 1, 2009 were $68,752 classified under the “Administration — Expenses” and $21,485 classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $27,881 was recorded as administration expenses and $8,712 was recorded as mining properties and deferred costs. For the six-month period ended April 30, 2010, the fair value of $26,697 was recorded as administration expenses and $8,342 was recorded as mining properties and deferred costs.
The fair value of the 750,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.44%
Expected volatility	91%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$0.522
The expenses related to the 750,000 stock options granted at $0.75 per option to directors on July 27, 2009 were $391,383 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $158,722 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the six-month period ended April 30, 2010, the fair value of $151,979 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 150,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.32%
Expected volatility	90%
Dividend yield	Nil
Expected life	5 years
Fair value per option granted	$1.338
The expenses related to the 150,000 stock options granted at $1.79 per option to directors on October 26, 2009 were $200,596 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs” over the eighteen month vesting period. In fiscal 2009, the fair value of $20,422 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs. For the six-month period ended April 30, 2010, the fair value of $111,442 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.

Accounting for the stock-based compensation plan (cont’d)
The fair value of the 380,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.09%
Expected volatility	92%
Dividend yield	Nil
Expected life	10 years
Fair value per option granted	$2.262
The expenses related to the 380,000 stock options granted at $2.56 per option to directors and officers on March 15, 2010 were $858,891 classified under the “Administration — Expenses” and $Nil classified under “Mining properties and deferred costs”. For the six-month period ended April 30, 2010, the fair value of $858,891 was recorded as administration expenses and $Nil was recorded as mining properties and deferred costs.
The fair value of the 210,000 options was estimated using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.09%
Expected volatility	92%
Dividend yield	Nil
Expected life	10 years
Fair value per option granted	$2.250
The expenses related to the 210,000 stock options granted at $2.56 per option to employees and consultants on March 17, 2010 were $252,935 classified under the “Administration — Expenses” and $219.211 classified under “Mining properties and deferred costs”. For the six-month period ended April 30, 2010, the fair value of $252,935 was recorded as administration expenses and $219,211 was recorded as mining properties and deferred costs.
c) Warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
	#	$
Balance at beginning October 31, 2009 (audited)	5,065,251	1.30

Exercised	(2,405,400)	0.47

Balance at end, April 30, 2010 (unaudited)	2,659,851	2.47

Exercised	1,127,720	0.46

Balance at end, June 25, 2010 (unaudited)	1,532,131	3.20

c) Warrants (cont’d)
The fair value of the 250,050 warrants issued on December 28, 2007 was estimated to be $31,078 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.84%
Expected volatility	94%
Dividend yield	Nil
Expected life	1 year
Fair value per option granted	$0.12
The fair value of the 3,409,089 warrants issued on June 26, 2009 was estimated to be $285,711 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.04%
Expected volatility	85%
Dividend yield	Nil
Expected life	1 year
Fair value per warrant granted	$0.08
The fair value of the 1,368,729 warrants issued on October 27, 2009 was estimated to be $607,695 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.44
The fair value of the 95,811 warrants issued on October 27, 2009 was estimated to be $42,539 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.44
The fair value of the 191,622 warrants issued on October 27, 2009 was estimated to be $119,745 using Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.30%
Expected volatility	83%
Dividend yield	Nil
Expected life	1.5 years
Fair value per warrant granted	$0.62

Critical Accounting Policies
     The Corporation prepares its financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”) in Canada applicable to a going concern. However, the Corporation is in an exploration stage and is subject to the risks and challenges particular to companies at this stage. There is no assurance that the Corporation’s projects will be successful. As a result, there may be doubt regarding the going concern assumption. The Corporation’s continuing operations are dependent on the ability to secure adequate financing, the discovery of economically recoverable mineral reserves, securing and maintaining title or beneficial interest in the mining properties and on future profitable production or proceeds from the disposition of the mineral property interests. While the Corporation is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate. These adjustments could be material.
     The Corporation details its significant accounting policies in note 2 to its 2009 audited financial statements, of which the Corporation has identified the following accounting policies, which are believed to be the most critical in fully understanding and evaluating the reported financial results:
     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of assets, mineral property carrying values, useful lives for depreciation and amortization, determination of liability for taxes as a result of flow-through renunciation reversals and determination of fair value for stock-based transactions. Financial results as determined by actual events could differ from those estimates.
     The Corporation is engaged primarily in mineral exploration and manages related industry risk issues directly. The Corporation may be at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.
     Mineral exploration and development costs are capitalized on an individual basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect will be amortized over a period of years, pro-rata to anticipated income, while those costs for the prospects abandoned are written off. The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Corporation’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof. The Corporation assesses its capitalized resource property costs on a regular basis. A property is written-down or written-off when the Corporation determines that a permanent impairment has occurred or when exploration results indicate that no further work is warranted. A sale of an interest in claims is credited directly to expenditures until such time as all related expenditures are recovered and direct costs incurred to maintain claims are capitalized.
     The Corporation has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Corporation, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers, provided there is reasonable assurance that the expenditures will be incurred.
     The Corporation uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.
     Earnings per share computations are based upon the weighted average number of common shares outstanding during the years. The Corporation uses the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. In the year of a loss, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive.
     The Corporation has a stock option plan as described in note 7(b) to its 2009 audited financial statements. The Corporation sets aside and reserves for issuance under the Plan an aggregate number of additional common shares in the capital stock of the Corporation equal to 10% of the number of issued and outstanding common shares of the Corporation from time to time. Upon exercise of options in accordance with the Plan and the payment of the consideration for the foregoing shares, such additional common shares shall be issued as fully paid and non-assessable. The Corporation follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for its stock based compensation and uses the fair value method to record stock options. Consequently, stock-based compensation costs are recorded at fair value by using the Black-Scholes option pricing model at the date of grant and recognized over the vesting period.
     All financial instruments are classified into one of five categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.
(1)	Financial assets and liabilities classified as held-for-trading are required to be measured at fair value, with gains and losses recognized in net income.

(2)	Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost using effective interest method of amortization.

(3)	Available-for-sale financial assets are required to be measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Investments in equity instruments classified as available-for-sale that do not have a quoted market price in active market should be measured at cost.
     The Corporation has implemented the following classification:
(1)	Cash, cash held for exploration work (see note 3 to the 2009 audited financial statements) and marketable securities (see note 4 to the 2009 audited financial statements) are classified as held-for-trading.

(2)	Accounts receivable and due from related party are classified as loans and receivables.

(3)	Accounts payable and accrued liabilities and due to related corporation are classified as other liabilities.

Changes in Accounting Policies
The Corporation did not make any changes in its accounting policies for the six-month period ended April 30, 2010.
Financial Instruments
     The Corporation’s financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and accrued liabilities, and due to related corporation. It is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments. Due to their short term nature, the fair value of these financial instruments approximates their carrying value.
     Fair value estimates are made at the balance sheet dates, based on relevant market information, the carrying value of investments approximates their fair value.
     The Corporation is exposed to various financial risks resulting from both its operations and its investment activities. The Corporation does not enter into financial instrument agreements including derivative financial instruments for speculative purpose.
(1)	Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
(2)	Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Corporation is subject to concentrations of credit risk through cash and cash held for exploration work (see note 3 to the 2009 audited financial statements) and accounts receivable. Accounts receivable consist mainly of recoverable goods and services taxes paid by the Corporation.
(3)	Liquidity risk
Liquidity risk is the risk that the Corporation will not be able to meet its obligations as they become due. The Corporation’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuance. The Corporation manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.
(4)	Price risk
The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of the Corporation’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earning and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Corporation. Fluctuation is pricing may be significant.
Off-Balance Sheet Arrangements
The Corporation does not have any off-balance sheet arrangements.

International Financial Reporting Standards (“IFRS”)
     In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for accounting standards in Canada under which the current accounting standards for publicly accountable enterprises in Canada will be replaced with IFRS for fiscal years beginning on or after January 1, 2011. Accordingly, the Corporation will report interim and annual comparative financial statements in accordance with IFRS beginning with the quarter ended January 31, 2012.
     The Corporation has commenced the development of its IFRS implementation plan to prepare for this transition. To date the Corporation is in the process of completing the initial assessment of the key areas where changes to current accounting policies may be required. During the remainder of fiscal 2010, the Corporation will be undertaking a detailed analysis to further assess the areas that will require a change to accounting policies and those which have accounting policy alternatives available under IFRS.
Analysis will be required for all current accounting policies, particularly those related to:
▪	Deferred exploration expenditures

▪	Impairment of assets

▪	Provisions, including remediation provisions

▪	Stock option (share-based) payments

▪	First-time adoption of International Financial Reporting Standards (IFRS 1)
As the detailed analysis of each of the key areas proceeds, other components of the Company’s IFRS implementation plan will be addressed including the implication of changes to accounting policies, processes or financial statement notes disclosures on information technology, internal controls, contractual arrangements and management and employee training.
The table below details the projected timing of activities related to the Company’s transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required	To be completed in fiscal Q4-2010

Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives	Fiscal Q4-2010 — Fiscal Q1-2011

Assessment of first-time adoption (IFRS 1) requirements and alternatives	Fiscal Q4-2010 — Fiscal Q1-2011

Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	Fiscal Q4-2010 — Fiscal Q2-2011

Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	Fiscal Q4-2010 — Fiscal Q2-2011

Management and employee education and training	Ongoing throughout the transition process

Quantification of the financial statement impact of changes in accounting policies	Ongoing in Fiscal 2011

Management’s Responsibility for Financial Reporting
     Management is responsible for the preparation of the financial statements and other financial information relating to the Corporation included in this interim report. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgements of management. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

(Signed: Peter J. Cashin)	(Signed: Ronald Kay)
President & Chief Executive Officer	Chief Financial Officer
Montreal,
Quebec June 25, 2010